Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158418
HEALTHCARE TRUST OF AMERICA, INC.
SUPPLEMENT NO. 8 DATED NOVEMBER 3, 2010
TO THE PROSPECTUS DATED MARCH 19, 2010
          This document supplements, and should be read in conjunction with our prospectus dated March 19, 2010, as supplemented by Supplement No. 1 dated March 19, 2010, Supplement No. 2 dated March 19, 2010, Supplement No. 3 dated June 17, 2010, Supplement No. 4 dated August 16, 2010, Supplement No. 5 dated August 20, 2010, Supplement No. 6 dated October 15, 2010, and Supplement No. 7 dated October 19, 2010, relating to our offering of up to $2,200,000,000 of shares of common stock. The purpose of this Supplement No. 8 is to disclose:
•	the status of our offerings; and

•	our proposed acquisition of the nine-building Columbia Medical Office Building portfolio in New York, Massachusetts and Florida.
Status of Our Offerings
          As of March 19, 2010, we had received and accepted subscriptions in our initial public offering, or our initial offering, for 147,562,354 shares of our common stock, or $1,474,062,000, excluding shares issued pursuant to our distribution reinvestment plan. On March 19, 2010, we stopped offering shares of our common stock in our initial offering.
          We commenced our follow-on public offering of shares of our common stock, or our follow-on offering, on March 19, 2010. As of October 29, 2010, we had received and accepted subscriptions in our follow-on offering for 36,545,202 shares of our common stock, or approximately $365,173,000, excluding shares issued pursuant to our distribution reinvestment plan. As of October 29, 2010, 163,454,798 shares remained available for sale to the public pursuant to our follow-on offering, excluding shares available pursuant to our distribution reinvestment plan.
          We previously disclosed that we would sell shares of our common stock in this offering until the earlier of March 19, 2012, unless extended, or the date on which the maximum amount has been sold. Subject to market conditions, we intend to terminate this offering on or before April 30, 2011 but not earlier than November 30, 2010. In the event we decide to terminate our follow-on offering before April 30, 2011, we will provide at least 30 days prior notice to our stockholders. We will not terminate our follow-on offering early unless and until we determine that an early termination is in the best interests of our stockholders and market conditions are favorable.
Proposed Acquisition of Columbia Medical Office Building Portfolio
          On October 26, 2010, we entered into nine purchase and sale agreements with certain affiliates of Columbia Development Companies and Columbia 90 Associates, L.L.C. for the acquisition of nine medical office buildings, which we refer to as the Columbia portfolio.
          The Columbia portfolio, which is 98% leased, consists of approximately 960,000 rentable square feet of both on- and off-campus medical office buildings with a weighted average remaining lease term of seven years. The Columbia portfolio includes both single-tenant and multi-tenant properties, with six buildings located in or near Albany, New York, one in Carmel, New York, one in North Adams, Massachusetts, and one in Temple Terrace, Florida.
          The aggregate purchase price for the Columbia portfolio is $196,645,000. Upon execution of the Purchase Agreements, we paid an aggregate of $3,000,000 in escrow deposits. Under the Purchase Agreements, if we approve due diligence, the deposits paid under the Purchase Agreements will become non-refundable, except in certain circumstances.
          Each of the purchase agreements for properties for which we are not assuming a loan contemplates the closing to occur 10 days after the expiration of the due diligence period for the relevant property. Each of the purchase agreements for properties for which we are assuming a loan contemplates the closing to occur on the later of 10 days after the expiration of the due diligence period and the date on which the lender approves the loan assumption.
          The acquisition of each of the properties included in the Columbia portfolio is subject to a number of conditions contained in the purchase agreements, including our receipt of satisfactory due diligence information.